Exhibit 99.1

Medigus™

Medigus

MDGS.TASE
MDGS.Nasdaq
September 2015

Forward looking statements
This presentation may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,”
“believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,”
“target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-
looking statements contain these identifying words. By their nature, Forward-Looking
Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Nothing in this presentation should be deemed to be medical or other advice of any kind.

MUSE™ System for minimally invasive reflux surgery: FDA cleared and CE marked, initial revenue

Dedicated Category 1 CPT Code effective January 1 '16 for US Medicare reimbursement

Large esophageal reflux (GERD) market opportunity: **25% of US population**, high gross margin, single-use device

Innovative technology: **world's smallest video camera** combined with flexible, ultrasonic endosurgical tools

Experienced US sales team: fully staffed, trained & selling

Medigus™

Company highlights

Nissim Darvish, MD, PhD
Chairman

Chris Rowland
CEO

Gilad Mamlok
CFO

OrbiMed Healthcare Fund Management

SENVEST

Johnson & Johnson

ARMISTICE

Medigus™

Experienced leadership team

Senior Managing Director, OrbiMed Israel. Previously, Partner with
Pitango; Founder and CEO of Impulse Dynamics ($250m
realization event); led investment through several exits, including
SuperDimension ($300m to Covidien).
25 years of medical device senior leadership experience,
including 17 years in leadership roles at Boston Scientific
Corporation; President Americas of Given Imaging (recently
acquired by Covidien for $860m); President of IntraPace.
20 years of financial management and business development
experience for several public and private medical device and technology companies located in Israel and the United States, including Covidien and Given Imaging.

Stomach acid rises
through lax sphincter

Results in pain and possible esophageal cancer
Current therapy: drugs (PPIs) and/or surgery
GERD - the condition

normal sphincter

GERD - the unmet need

Aliment Pharmacol Ther. 2010 Nov;32(10):1222-7 http://www.ncbi.nlm.nih.gov/pubmed/20955441
81m have GERD in the US
(25% of the population)
19m use daily PPIs
8.6m with severe GERD go untreated
7x increased probability of esophageal
cancer from daily GERD
40% of PPI users not satisfied
(woken up by GERD, daily life impact)
Anti PPI trend FDA warnings: chronic PPI users
have increased risk of hip, hand & spine fractures,
focal arrhythmias, low magnesium levels, and the
use of PPIs can be associated with CDAD
<2% choose surgery

• Huge market, but drugs don’t solve
 underlying problem
• ~40% not satisfied with PPIs
• FDA warnings on chronic use
GERD - existing treatments

Source: Gut. 2012; 61(4): 501-506
• Dysphagia, bloating and pain
 are common
• Unpopular (<2% of patients)
• Laparoscopic surgical procedure

Medigus

MUSE™ SYSTEM

GERD Relief in Sight

Medigus™

Medigus - filling the treatment gap

Click on MUSE
photo for
hyperlink to
video

Treatment gap between PPI and surgery

Current Market
Severity of Symptoms and Dissatisfaction
High
GERD patients
Long term PPI use
Surgery
Low
None treated

MUSE can fill the treatment gap

Severity of Symptoms and Dissatisfaction
High
GERD patients
MUSE™
Potential
Surgery
Low
None treated
Long term PPI use
MUSE Upside

Fully integrated MUSE™ System

A flexible endoscope with vision + surgical capability
FDA cleared & CE mark
Stapler using standard
surgical staples
Ultrasound
Medigus micro
ScoutCam™
high resolution
video camera
Flexible endoscope
Folds onto itself to complete
endoluminal stapling

How MUSE™ works - trans-oral fundoplication

Advance into the stomach and retroflex.
Retract MUSE System to 3cm proximal to Gastro-
Esophageal Junction (GEJ), clamp tissue and staple.
Repeat to create flap-valve.
1
2
3
1
2
3

Trans-oral anterior fundoplication: 5-year follow-up of pilot study

Abstract

Keywords

Medigus™

Medigus MUSE™ 5 Year Follow Up

13 patients pilot study (2007-2012)

4 or 5 year results (2007-2012) available for all subjects (published in Journal of Surgical Endoscopy).
The pilot study was conducted in 2007 in India with 13 patients - 11/13 available for 5 year follow up.
92% success
GERD-related quality of life scores improved
by ≥ 50% from baseline for 12/13 patients after MUSE
procedure(remaining pxt improved by 48%)
77% of patients stopped
or reduced PPI usage
≥ 50% from baseline for 10/13 pxts after
MUSE procedure

NEW TECHNOLOGY

Endoscopic anterior fundoplication with the Medigus Ultrasonic Surgical Endostapler (MUSE™) for gastroesophageal reflux disease: 6-month results from a multi-center prospective trial

Johannes Zacherl · Amir Roy-Shapira · Luigi Bonavina · Amol Bapaye · Ralf Kiesslich · Sebastian F. Schoppmann · William R. Kessler · Don J. Selzer · Ryan C. Broderick · Glen A. Lehman · Santiago Horgan

Medigus™

MUSE™ System Multi-center Trial (2008-2011)

69 patients treated, 72 in safety analysis, 66 in efficacy analysis at 6 months
(3 not treated; 3 treated, but excluded from efficacy analysis - did not meet IC).
centers / PIs
patients
procedures
73% success
patients with improvement of GERD related Quality of Life
Scores of >50% from baseline after MUSE procedure
85% stopped or reduced PPI
by ≥ 50% from baseline after MUSE procedure
Significant reduction
of acid exposure
off PPI at 6 months from baseline after MUSE procedure
Anatomical change
significant improvement in percentage of patients with
satisfactory flap valve 34% at baseline, 94% at 6 months

MUSE™ System Multi-center Trial (2008-2011)

centers / PIs

Amol Bapaye, MD
Deenanath Mangeshkar
Hospital Med. Research Center
Pune, India

Prof. Luigi Bonavina
Policlinico San Donato
Milan, Italy

Santiago Horgan, MD
UCSD Medical Center
San Diego, CA

Prof. Dr. Ralf Kiesslich
Med. Klinik Universitatsmedizin
Mainz, Germany

Glen Lehman, MD
Indiana University Hospital
Indianapolis, IN

Prof. Johannes Zacherl
Medical University of Vienna, Austria

15

Medigus™

Hyperlink back to the multi-center trial page. Do not remove. Must remain at top layer
(below 3 hyperlinks to hidden pages).
centers / PIs
patients
procedures

MUSE™ System Multi-center Trial (2008-2011)

73

of

of

8

by

S

c

of

A

sig

with

66% of

16

Medigus™

patients
72 patients enrolled, 69 treated, 66 followed (ITT) for 6 months
Inclusion criteria: GERD diagnosed at least 2 years, on PPI at least 6 months, GERD HRQL off PPI >20
Exclusion criteria: hernia >3cm
Hyperlink back to the multi-center trial page. Do not remove. Must remain at top layer
(below 3 hyperlinks to hidden pages).
centers / PIs
patients
procedures

MUSE™ System Multi-center Trial (2008-2011)

73

of

of

8

by

S

c

of

A

sig

with

66% of p

17

Medigus™

procedures
Partial fundoplication. Place 2 or 3 groups of B shaped standard surgical staples 3 cm proximal to the GE junction, connecting the stomach fundus to the esophagus.
Under general anesthesia, using over tube and either
2 or 3 staples.
Hyperlink back to the multi-center trial page. Do not remove. Must remain at top layer
(below 3 hyperlinks to hidden pages).
patients
procedures
centers / PIs

Competitive landscape

clinical
technology
operator
• True anterior fundoplication (identical to current standard)
• Minimally invasive
• Minimal risk of migration or damage to adjacent organs
• Minimal/no potential of erosion
• Direct vision as part of the endoscope, no other device
 needed
• Ultrasound to guide tissue thickness and stapling
 accuracy
• Use of standard surgical staples
• Single-use surgical endoscope
• Number of operators
• Medical specialty
MUSE™
EsophyX®
Linx®
yes
yes
yes
yes
yes

yes

yes
yes
1
GI/Surgeon
Stretta®
no
yes
no
yes
1
GI/Surgeon
no
no
no
no
no
no
no
no
1
Surgeon
yes
yes
yes
yes
no
no
no
no
no
no
no
no
2
GI/Surgeon

Strong patent portfolio

details
70+
worldwide patents

• Endoscopic device having ultrasonic positioning (USA, Israel, Mexico, Canada)
• Transgastric method for carrying out a partial fundoplication (USA)
• Autoclavable imager assembly (USA, Australia, Israel, Canada)
• Stapling device (USA, Israel, Germany, UK, France, South Korea, Canada)
• Articulation section (USA, Israel)
• Endoscopic device comprising linear staplers and a video camera on its distal end (USA)
• Method of performing surgical procedures on patients suffering from hiatal hernia (USA)
• Multipurpose Endoscopy Suite (Germany, UK, Israel)
• Fundoplication apparatus and method (USA, S.Africa, Mexico, Israel, Japan,
 Canada, UK, Germany, France, New Zealand)
• Stapler for endoscopes (USA, Australia, New Zealand, S.Africa, Mexico, Israel,
 Japan, Canada, UK, Germany, France, Italy)
• Multiple view endoscopes (USA, Australia, New Zealand, S.Africa, Mexico, Japan,
 Canada, UK, Germany, France, Italy)
• Small diameter video camera (Japan, US - for Medical Device and
 Visualization Probes)
Hyperlink back to the IP page. Do not remove. Must remain at top layer.

UNITED STATES OF AMERICA
E PLURIBUS UNUM
ONE CENT

NASA

Medigus™

Medigus micro ScoutCam™
the world’s smallest video camera…

Proprietary video technology
ATV-5 VIPIR robot
…is out of this world

COMMERCIALIZATION

Validate German reimbursement

CMS strategy

2015

2016

CLINICAL

Medigus™

Milestones

Train 40 centers + 80 MDs
on MUSE
80 MUSE procedures
Deliver NASA ScoutCam gen 2
300 MUSE procedures
Train 70 centers + 150 MDs
on MUSE
NASA ScoutCam program (March)
Global MUSE registry
Drive US private payer program
MUSE single center trials

Dedicated Category 1 CPT Code effective January 1 '16 for US Medicare reimbursement

Strong US sales team in commercial-stage company

Large market opportunity, high gross margin, differentiated, procedure specific device

Compelling clinical data, less trauma to patient, no incision, cost effective, platform opportunity

Industry-leading healthcare investors: OrbiMed and J&J

Medigus™

Summary

Cash position (June 30, 2015)
~$8.7mm (*)

Number of employees (Aug 31, 2015)
53

Capital structure (Aug 31, 2015)
320.5m outstanding shares
456.5m outstanding shares (fully diluted)

NASDAQ listing complete, currently trading under MDGS

Shareholders (Aug 31, 2015)

Largest shareholder
OrbiMed Israel (19.82%)

Other significant shareholders
Migdal – Insurance
Migdal – Pension
Senvest Funds
Senvest International
Armistice Capital Master Fund
Founders Group
Dexxon

Medigus™

Financial summary

(*) Medigus has completed a capital raise of $7.1 million in July 2015

Medigus™

Chris Rowland – CEO
Chris.Rowland@Medigus.com

Gilad Mamlok – CFO
Gilad.Mamlok@Medigus.com